1002486

TELKOM

02013463

P.E. 2/11/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date February 01th, 2002

By [signature]
(Signature)
Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

TELKOM

PRESS RELEASE

No.TEL 31 /PR000/UHI/02

Detail of Tariff Increase for PT Telkom's Domestic Fixed-Telephone Services

Bandung, February 1, 2002 – Referring to our release No. Tel.26/PR000/UHI/02, herewith we enclose the details of Tariff Increase for PT Telkom's Domestic Fixed-Telephone Services decided by PT. Telkom's Board of Directors as stated in the Decree No. KD.05/HK.220/OPSAR-50/02, January 31, 2002.

SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:
Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Phone: 62-22-4527337
Fax : 62-22-7104743
E-mail : investor@telkom.co.id
Website : **www.telkom.co.id**

Jakarta:
Phone: 62-21-5215109
Fax : 62-21-5220500

TARIFF INCREASE FOR TELKOM's DOMESTIC FIXED TELEPHONE AND BIROFAX

Effective February 1, 2002 (billing March 2002)
(Based on the Minister of Communications' letter No. PK. 304/1/3 PHB-2002, January 29, 2002, and PT.Telkom's Board of Director Decree No. KD.05/HK.220/OPSAR-50/02, January 31, 2002)

A. Activation charge (installation charge): no change.

B. Monthly subscription charges:

Tariff Category	Residential/Government/Army and Police				Social				Business			
	Prev, (Rp)	New (Rp)	Changes		Prev, (Rp)	New (Rp)	Changes		Prev, (Rp)	New (Rp)	Changes	
			Rupiah	Percent			Rupiah	Percent			Rupiah	Percent
I	22,900	26,100	3,200	13.97%	15,700	16,500	800	5.10%	39,100	46,100	7,000	17.90%
II	20,200	23,000	2,800	13.86%	13,100	13,750	650	4.96%	32,700	38,500	5,800	17.74%
III	20,200	23,000	2,800	13.86%	13,100	13,750	650	4.96%	32,700	38,500	5,800	17.74%
IV	14,500	16,500	2,000	13.79%	10,600	11,100	500	4.72%	26,100	30,700	4,600	17.62%
V	14,500	16,500	2,000	13.79%	10,600	11,100	500	4.72%	26,100	30,700	4,600	17.62%

C. Usage charges:

1. Local call by public phone (coin) remains Rp 100 per unit of rounding.
2. Local call and domestic Long Distance call by card phone remains Rp 200 per unit of rounding.
3. Local call from kiosk phone (Wartel) increased by 16.77% from Rp 167 to Rp 195 per unit of rounding.
4. Domestic Long Distance call from kiosk phone (Wartel) increased by 12.69% from Rp 134 to Rp 151 per unit of rounding.
5. Local calls:

Distance (KM)	Time Band			Period			Tariff		Delta Changes Tariff	
	Prev,	New	Note	Prev,	New	Note	Prev,	New	Rupiah	Percent
Local										
0-20	00:00 - 09:00	00:00 - 09:00	No change	per pulse (3 min)	per 3 minutes	No change	167	195	28	16.77%
	09:00 - 15:00	09:00 - 15:00	No change	per pulse (2 min)	per 2 minutes	No change	167	195	28	16.77%
	15:00 – 24:00	15:00 - 24:00	No change	per pulse (3 min)	per 3 minutes	No change	167	195	28	16.77%
> 20	00:00 - 09:00	00:00 – 09:00	No change	per pulse (2 min)	per 2 minutes	No change	167	195	28	16.77%
	09:00 - 15:00	09:00 – 15:00	No change	per pulse (1,5 min)	per 1,5 minutes	No change	167	195	28	16.77%
	15:00 - 24:00	15:00 – 24:00	No change	per pulse (2 min)	per 2 minutes	No change	167	195	28	16.77%

6. Subscribers' Long Distance call:

   a. Subscribers' Long Distance usage under 30 Km. Monday to Sunday including public holiday:

DISTANCE (KM)	PREV, TARIFF PER MINUTE (RP)			NEW TARIFF PER MINUTE (RP)		
	00:00 to 08:00	08:00 to 18:00	18:00 to 24:00	00:00 to 08:00	08:00 to 18:00	18:00 to 24:00
	Economy	Business	Economy	Economy	Business	Economy
0 to 20	59	88	59	69	102	69
> 20 to 30	88	117	88	102	136	102

b, Subscribers' Long Distance call above 30 Km. Monday to Saturday:

1) Previously:

DISTANCE (KM)	TARIFF PER MINUTE (RP)					
	06:00 to 07:00	**07:00 to 08:00**	**08:00 to 18:00**	**18:00 to 20:00**	**20:00 to 23:00**	**23:00 to 06:00**
	Saver	Economy	Business	Economy	Saver	Super saver
>30 to 200	575	1,150	1,440	1,150	575	290
>200 to 500	810	1,610	2,010	1,610	810	410
>500	1,005	2,010	2,515	2,010	1,005	505

2) New

DISTANCE (KM)	TARIFF PER MINUTE (RP)					
	06:00 to 07:00	**07:00 to 08:00**	**08:00 to 18:00**	**18:00 to 20:00**	**20:00 to 23:00**	**23:00 to 06:00**
	Saver	Economy	Business	Economy	Saver	Super saver
>30 to 200	649	1,299	1,627	1,299	649	327
>200 to 500	915	1,819	2,271	1,819	915	463
>500	1,135	2,271	2,842	2,271	1,135	570

c, Subscribers' Long Distance call above 30 Km. Sunday and public holiday:

DISTANCE	PREV,		NEW	
	TARIFF PER MINUTE (Rp)		TARIFF PER MINUTE (Rp)	
(KM)	06:00 - 23:00	23:00 - 06:00	06:00 -23:00	23:00 - 06:00
	Saver	Super saver	Saver	Super saver
>30 to 200	575	290	649	327
>200 to 500	810	410	915	463
>500	1,005	505	1,135	570

d. Long Distance usage charge above 30 (thirty) Km. Is rounded to 6 seconds with the tariff one tenth of tariff per minute.

D, Domestic Birofax Services Usage:

1. Submission charge:
   Previous tariff Rp 500,- New tariff Rp,500 (No change)

2. Birofax charge per page (A4 standard):

Zone	Distance (Km)	Text			Picture		
		Prev, (Rp)	New (Rp)	% Change	Prev, (Rp)	New (Rp)	% Change
Local	0 to 30	800,-	925,-	15.63%	1,600,-	1,850,-	15.63%
I	> 30 to 200	2,200,-	2,475,-	12.50%	4,400,-	4,950,-	12.50%
II	> 200 to 500	3,000,-	3,375,-	12.50%	6,000,-	6,750,-	12.50%
III	> 500	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]